FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of November 2006


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

Board appts, MVA update





Acambis further strengthens Board with industry appointments and provides update on MVA programme

Cambridge, UK and Cambridge, Massachusetts - 28 November 2006 - Acambis plc (Acambis) (LSE: ACM, NASDAQ: ACAM) announces the appointment of Dr William Jenkins and John Lambert as Non-executive Directors with effect from 1 December 2006. Acambis also provides an update on its Modified Vaccinia Ankara ("MVA") programme.

Board appointments

Dr Jenkins has extensive experience in clinical research, product development and regulatory affairs within major pharmaceutical companies. Between 1992 and 1999, he led Novartis AG's worldwide clinical development and regulatory affairs functions. Prior to that, Dr Jenkins worked for Glaxo plc from 1988 to 1992 as Head of Worldwide Clinical Research. He had previously worked at the UK Department of Health, becoming Principal Medical Officer in 1986.

Dr Jenkins is active in the life-sciences sector through his pharmaceutical consulting business and also currently serves as a director of several life science companies, including Evotec AG and BTG plc.

Mr Lambert led Chiron Corporation's global vaccines business from 2001 to 2005. During that time, he oversaw a doubling of Chiron Vaccines' revenues to $800m per annum. Prior to that, he was President, Aventis Pasteur MSD, responsible for the European development and commercialisation of vaccines developed by Aventis Pasteur (now sanofi pasteur) and Merck & Co. Mr Lambert joined the group in 1987 where his responsibilities included creating sanofi pasteur's vaccines operation in the UK and its Australasian business unit, and was part of the team establishing the joint venture with Merck & Co.

Mr Lambert is currently an independent consultant and recently advised Crucell NV on its acquisition and integration of Berna Biotech. He has also held important trade association positions including serving on the Board of the Global Alliance for Vaccines and Immunisation (GAVI) in 2004 and 2005 as the Vaccines Industry Representative and as President of the European Vaccine Manufacturers Association between 2001 and 2003. Mr Lambert is also Chairman of Cambridge Biostability Ltd and Vice President of Farmaprojects S.A., and was a Non-executive Director of SR Pharma plc until 2003.

Peter Fellner, Chairman of Acambis, commented on the Board appointments:

"We are delighted that William and John have agreed to join our Board. William's expertise in the global product development and his in-depth regulatory experience will further strengthen our oversight of Acambis' product development portfolio. John's experience in the vaccines industry and strategic insight, as well as his commercial acumen, will make him an excellent addition to our Board. We believe that their appointments will greatly assist us in our strategy of developing Acambis into a high value biotechnology company."

Acambis confirms that no information is disclosable in relation to the appointment of William Jenkins and John Lambert pursuant to the requirements of Listing Rule 9.6.13 paragraphs (1) to (6).

MVA smallpox vaccine update

Further to the announcement issued on 14 November, Acambis confirms that it has requested a meeting with the US Department of Health and Human Services ("DHHS") to discuss its rationale for excluding Acambis from the ongoing MVA procurement process. A date for the formal debrief meeting has yet to be confirmed. The purpose of the meeting is to clarify why, having re-evaluated Acambis' technical proposal, DHHS determined that it was no longer in the competitive range for award. To date, DHHS has not provided a specific reason for this decision.

Gordon Cameron, Chief Executive Officer, commented:

"We await clarification of the basis of the DHHS decision so that we can determine what options we have and how we should proceed with regard to MVA.

"In parallel, we are continuing to pursue our strategy of maximising revenue opportunities from our smallpox franchise and using those revenues to invest in our core non-biodefence product pipeline. With regard to smallpox, the most important opportunity is the ACAM2000 warm-base manufacturing work for the US Centers for Disease Control and Prevention ("CDC"), with whom we aim to finalise a major long-term contract next year. The CDC has already demonstrated its commitment to this activity through the order for 10 million doses of ACAM2000, which it placed in September to incentivise us to initiate our warm-base manufacturing programme. We believe that the decision-making process on MVA is separate from that for the ACAM2000 programme.

"DHHS's decision on MVA has served to emphasise that our strategy of growing the non-biodefence side of our business, and reducing our reliance on government contracts for our revenue sources, is the right one. Further, our efforts to drive our pipeline forward, leverage our valuable manufacturing assets and seek commercialisation partners is unaffected by the MVA position. Active partnerships discussions are ongoing for both our ChimeriVax-JE and ChimeriVax-West Nile vaccines.

"In the MVA-related litigation between Acambis and Bavarian Nordic A/S ("BN"), the International Trade Commission, as expected, has decided to review the judge's Initial Determination. The judge ruled in Acambis' favour in September, invalidating the patent claims made against Acambis by BN. We welcome this decision as we had sought a review of the judge's decision that BN had not engaged in inequitable conduct in the patent application process. The ITC Staff has also sought a review, urging additional grounds for invalidity of the patents beyond those highlighted by the judge. The final decision is expected in January 2007.

"Given the strength of the ruling in September and of the ITC staff's independent view of the case, we fully expect the ruling in our favour to be upheld."

                                     -ends-

Enquiries:

Acambis plc:
Lyndsay Wright, VP, Communications and IR
Tel: +44 (0) 1223 275 300

Financial Dynamics
David Yates/Anna Keeble
Tel: +44 (0) 20 7831 3113

About Acambis

Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. As well as ChimeriVax-JE, Acambis' proprietary ChimeriVax technology, developed in association with St Louis University, has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). Its shares are listed on NASDAQ
(ACAM) in the form of American Depositary Receipts. More information is available at www.acambis.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.



                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 28 November 2006                        ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.